UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Pacasmayo

HORNO
ROTATORIO
POLRO 4.2mX60m
3000 TMPD

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Investor Relations Manager
Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

Cementos Pacasmayo S.A.A. Announces Consolidated Results for First Quarter 2019

Lima, Peru, April 29, 2019 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q19”) ended March 31, 2019. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

1Q19 Financial and Operational Highlights:

(All comparisons are to 1Q18, unless otherwise stated)

•	Sales volume of cement, concrete and precast increased 5.4% primarily due to increased sales volume of cement to the public sector and in the city of Iquitos, which we begun to serve more aggressively this quarter.

•	Revenues remained in line with 1Q18, despite the increase in sales volume, mainly due to high prices in 1Q18, as well as decreased sales of quicklime during this quarter.

•	Consolidated EBITDA of S/93.6 million, in line with 1Q18 and a 2.8% increase when compared to 4Q18.

•	Cement EBITDA margin of 30.0% in line with 1Q18, a 3.3 percentage point increase when compared to 4Q18.

•	Net income of S/ 30.1 million, a 1% increase mainly due to lower expenses.

2

	Financial and Operating Results
	1Q19	1Q18	% Var.

Financial and Operating Results
Cement, concrete and precast sales volume (MT)	592.9	562.5	5.4%

In millions of S/
Sales of goods	313.0	315.3	-0.7%
Gross profit	111.8	120.4	-7.1%
Operating profit	61.6	62.6	-1.6%
Net Income	30.1	29.8	1.0%
Consolidated EBITDA	93.6	94.3	-0.7%
Cement EBITDA / 1	94.0	94.7	-0.7%
Gross Margin	35.7%	38.2%	-2.5%
Operating Margin	19.7%	19.9%	-0.2 pp.
Net Income Margin	9.6%	9.5%	0.1 pp.
Consolidated EBITDA Margin	29.9%	29.9%	-
Cement EBITDA Margin	30.0%	30.0%	-

1/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

3

Management Comments

During 1Q19 growth in cement sales volume continued despite the anticipated slow down in public investment due to the change in regional authorities. Reconstruction spending has continued the positive trend that began at the end of last year, managing to offset some of the delays we are used to seeing when new authorities take office. This is specially true this year since reelection is no longer possible. We expect this trend to continue and possibly accelerate in the upcoming months since the anticipated investment for this year is almost twice what was executed during 2018. Although investment in housing was strong in 2018, we have started seeing some small and medium sized infrastructure projects being awarded that should start execution in the upcoming months. We believe this can bring significant volume increases both in terms of cement and more importantly in terms of new cement based products.

During this quarter we have also started serving a new market, Iquitos, in the Peruvian Amazon. Although Iquitos lies geographically within our territory, it had been difficult for us to provide it with cement. A new tax law, which benefits exclusively companies that produce in the Amazon region, where our Rioja plant is set up, has given us a significant competitive advantage. We have aggressively taking advantage of this opportunity and have already seen some concrete results from this strategy. We expect to continue our expansion into this area in the upcoming months.

Moving on to the execution of our long term strategy, I would like to mention that we will be providing both cement and pavement to the Chiclayo airport in the upcoming months. Besides the increased cement demand that this project represents, we are specially pleased with the fact that we will be providing pavement, since this is one more step towards our 2030 vision of becoming a leading provider of building solutions. We are convinced that every one of these steps gives us more traction and experience and gets us closer to our medium and long term objectives.

To sum up, we are pleased with the tangible results derived from our strategy, and are convinced that it will bring us long-term growth, continued value generation to our stakeholders.

4

Economic Overview for 1Q19:

Although during 1Q19 we have seen some moderation in national GDP growth rates, there have been important differences in performance amongst sectors. Particularly important for the Northern region, the agroindustry has performed very well this first quarter, and the trend is expected to continue. This is specially relevant for cement demand, since the main agricultural products in the North are labor-intensive, generating employment, which in turn results in increased self-construction consumption.

Source: Apoyo Consultoría

It is also important to note that although the execution of public infrastructure projects decreased at the national level, it increased in the North and Eastern regions, where we operate. This is reflected in our increased sales volumes, and we expect the trend to continue, as new authorities should begin gaining traction and experience in the upcoming months.

On the social conflict front, it is important to mention that, in the South of Peru, after 68 days of blockage by the local community, the road used by one of the largest copper mines in the country to transport the extracted mineral was re-opened for transit on April 13th.

Finally, on the political front, in the past weeks, 2 former Presidents were ordered preliminary detention due to their alleged ties to corruption: Pedro Pablo Kuczynski, who is currently detained, and Alan Garcia, who took his own life when police came to his arrest. Alhough recent experience has shown that the macreconomic stability of the country remains unaffected by political turnmoil, we cannot yet assess the repercussion this may have on the country’s growth.

5

Peruvian Cement Industry Overview:

Peruvian cement demand is mainly supplied by Pacasmayo, UNACEM and Cementos Yura, and by Caliza Inca, imports and other small players to a lesser extent. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

6

Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years.

7

We are expecting new projects starting in 2019 which you may see below. Most of these projects will demand concrete, pavement and other precast products which are very important in terms of our new strategy as a building solutions company. The Chiclayo Airport has already been awarded to SACYR and works started in January. We expect to start providing cement for this project during the 3Q19. The bidding process for the Piura Airport was relaunched and the bids will be presented on May 7.

Also, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government’s Reconstruction Plan. We have started seeing some acceleration in shipments for reconstruction related projects in 4Q18. The government has announced that 7 billion soles will be transferred this year (compared to 4 billion soles up until December 2018). We have started seeing some infrastructure projects being awarded, leading us to believe execution should be above the 2018 levels.

8

Operating Results:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	1Q19	1Q18	% Var.
Planta Pacasmayo	296.0	264.0	12.1%
Planta Rioja	70.0	62.7	11.6%
Planta Piura	230.9	230.4	0.2%
Total	596.9	557.1	7.1%

Cement production volume at the Pacasmayo plant increased 12.1%, mainly due to increased cement demand from infrastructure projects, as well as the self construction segment.

Cement production volume at the Rioja Plant increased 11.6% in 1Q19 compared to 1Q18, mainly due increased cement demand, after low demand levels in 1Q18 because of road blocks that impacted our ability to ship cement.

Cement production volume at the Piura Plant increased 0.2% in 1Q19 compared to 1Q18, mainly due to high production level in 1Q18 from demand recovery after El Niño.

Total cement production volumes increased 7.1% in 1Q19 compared to 1Q18, in line with increased demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	1Q19	1Q18	% Var.
Planta Pacasmayo	179.0	221.4	-19.2%
Planta Rioja	54.5	51.3	6.2%
Planta Piura	249.1	74.8	233.0%
Total	482.6	347.5	38.9%

Clinker production volume at the Pacasmayo plant decreased 19.2% in 1Q19 when compared to 1Q18, mainly due to planned preventive maintenance of our main kiln during this quarter.

Clinker production volume at the Rioja plant increased 6.2% in 1Q19 compared to 1Q18, in line with increased cement production.

Clinker production volume at the Piura plant increased more than 233% in 1Q19 compared to 1Q18, mainly due to planned preventive maintenance of the kiln in 1Q18, as well as high production levels in 1Q19 according to our annual production plan.

Total clinker production volume increased 38.9% in 1Q19 compared to 1Q18, in line with increased cement demand.

9

Quicklime Production Volume

(thousands of metric tons)

	Production
	1Q19	1Q18	% Var.
Pacasmayo Plant	19.6	26.5	-26.0%

Quicklime production volume decreased 26% in 1Q19 compared to 1Q18, mainly due to decreased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q19	1Q18	%Var.
Cement	40.8%	36.4%	4.4 pp.
Clinker	47.7%	59.0%	-11.3 pp.
Quicklime	32.7%	44.2%	-11.5 pp.

Cement production utilization rate at the Pacasmayo plant in 1Q19 increased 4.4 percentage points compared to 1Q18, mainly due to increased demand.

Clinker production utilization rate decreased 11.3 percentage points in 1Q19 compared to 1Q18, due to planned preventive maintenance of our main kiln.

Additionally, the quicklime production utilization rate in 1Q19 decreased 11.5 percentage points, in line with decreased demand.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

10

Rioja Plant Utilization Rate

	Utilization Rate
	1Q19	1Q18	% Var.
Cement	63.6%	57.0%	6.6 pp.
Clinker	77.9%	73.3%	4.6 pp.

The cement production utilization rate at the Rioja plant was 63.6% in 1Q19; a 6.6 percentage point increase as compared to 1Q18, mainly due low levels of production in 1Q18 resulting from the road blocks previously described. Clinker production utilization rate was 77.9% in 1Q19; a 4.6 percentage point increase as compared to 1Q18, in line with increased cement production.

Piura Plant Utilization Rate

	Utilization Rate
	1Q19	1Q18	% Var.
Cement	57.7%	57.6%	0.1 pp.
Clinker	99.6%	29.9%	69.7 pp.

The cement production utilization rate at the Piura plant was 57.7% in 1Q19; in line with the utilization rate in 1Q18.

The clinker production utilization rate at the Piura plant was 99.6% in 1Q19; 69.7 percentage points higher than in 1Q18, mainly due to planned preventive maintenance of the kiln in 1Q18, and high levels of production according to our annual production plan in 1Q19.

Consolidated Utilization Rate

	Utilization Rate
	1Q19	1Q18	% Var.
Cement	48.3%	45.1%	3.2 pp.
Clinker	69.4%	50.0%	19.4 pp.

The consolidated cement production utilization rate was 48.3% in 1Q19; 3.2 percentage points higher than in 1Q18 due to increased demand.

The consolidated clinker production utilization rate was 69.4% in 1Q19; 19.4 percentage points higher than in 1Q18 mainly due high levels of production in Piura according to our annual production plan.

11

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	1Q19	1Q18	% Var.
Sales of goods	313.0	315.3	-0.7%
Gross Profit	111.8	120.4	-7.1%
Total operating expenses, net	-50.2	-57.8	-13.1%
Operating Profit	61.6	62.6	-1.6%
Total other expenses, net	-19.0	-19.6	-3.1%
Profit before income tax	42.6	43.0	-0.9%
Income tax expense	-12.5	-13.2	-5.3%
Profit for the period	30.1	29.8	1.0%

Revenues decreased slightly year-on-year due despite increased sales volume, mainly due to high cement prices in 1Q18, as well as decreased sales of quicklime. Gross profit decreased 7.1% in 1Q19 compared to 1Q18, mainly due to use of higher priced clinker we had in stock because of planned preventive maintenance in Pacasmayo. Profit for the period increased 1.0% in 1Q19 compared to 1Q18, primarily due to lower expenses, since in 1Q18 we decided to invest in the repair of the highway that connects our primary seashell quarry to the Piura plant, which generated a one-off expense.

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Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precast
	1Q19	1Q18	% Var.
Sales of goods	289.5	278.0	4.1%
Cost of Sales	-177.8	-160.0	11.1%
Gross Profit	111.7	118.0	-5.3%
Gross Margin	38.6%	42.4%	-3.8 pp.

Sales of cement, concrete and precast increased 4.1%, reflecting higher cement sales volume due to an increase in demand from the public sector and self-construction segment. Gross margin decreased 3.8 percentage points during 1Q19 compared to 1Q18 mainly due to use of higher priced clinker from our inventory due to planned preventive maintenance in Pacasmayo.

Sales of cement represented 86.6% of cement, concrete and precast sales during 1Q19.

	Cement
	1Q19	1Q18	% Var.
Sales of goods	250.8	246.5	1.7%
Cost of Sales	-141.9	-130.7	8.6%
Gross Profit	108.9	115.8	-6.0%
Gross Margin	43.4%	47.0%	-3.6 pp.

Sales of cement increased 1.7% in 1Q19 compared to 1Q18, mainly due to increased demand in northern Peru, particularly from reconstruction spending and the self-construction segment. Gross margin decreased 3.6 percentage points, mainly due to the use of higher priced clinker for the above mentioned reasons, as well as high cement prices in 1Q18.

Sales of concrete represented 11.5% of cement, concrete and precast sales during 1Q19.

	Concrete and pavement
	1Q19	1Q18	% Var.
Sales of goods	33.3	25.3	31.6%
Cost of Sales	-31.1	-23.7	31.2%
Gross Profit	2.2	1.6	37.5%
Gross Margin	6.6%	6.3%	0.3 pp.

Sales of concrete increased 31.6% during 1Q19 compared to 1Q18, mainly due to increased demand from small and medium sized companies. Gross margin in 1Q19 remained in line with 1Q18.

13

Sales of precast represented 1.9% of cement, concrete and precast sales during 1Q19.

	Precast
	1Q19	1Q18	% Var.
Sales of goods	5.4	6.2	-12.9%
Cost of Sales	-4.8	-5.6	-14.3%
Gross Profit	0.6	0.6	-
Gross Margin	11.1%	9.7%	1.4 pp.

During 1Q19 precast sales decreased 12.9% compared to 1Q18 mainly due to high demand for projects that ended in 1Q18. However, gross margin increased 1.4 percentage points compared to 1Q18, mainly due to our strategy to focus on higher margin products.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	1Q19	1Q18	% Var.
Sales of goods	7.3	19.6	-62.8%
Cost of Sales	-7.3	-17.3	-57.8%
Gross Profit	0.1	2.3	-95.7%
Gross Margin	1.4%	11.7%	-10.3 pp.

Quicklime sales decreased 62.8% and gross margin decreased 10.3 percentage points in 1Q19 compared to 1Q18, mainly due to decreased sales volume and changes in the sales mix, as well as lower dilution of fixed costs.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	1Q19	1Q18	% Var.
Sales of goods	16.1	17.0	-5.3%
Cost of Sales	-16.1	-17.0	-5.3%
Gross Profit	0.1	0.0	N/R
Gross Margin	0.6%	0.0%	0.6 pp.

During 1Q19, construction supply sales decreased 5.3% compared to 1Q18, mainly due to increased sales derived from reconstruction spending by the self-construction segment as families were rebuilding their homes after Coastal El Niño in 1Q18.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

14

Operating Expenses:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	1Q19	1Q18	% Var.
Personnel expenses	20.5	22.0	-6.4%
Third-party services	11.8	12.2	-3.3%
Board of directors compensation	1.6	1.6	-
Depreciation and amortization	3.3	2.9	13.8%
Other	3.7	3.2	15.6%
Total	41.0	41.9	-2.1%

Administrative expenses decreased 2.1% in 1Q19 compared to 1Q18, mainly due to a decrease in personnel expenses and third party services.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	1Q19	1Q18	% Var.
Personnel expenses	6.6	5.3	24.5%
Advertising and promotion	1.4	4.7	-70.2%
Other	2.1	1.7	23.5%
Total	10.1	11.7	-13.7%

Selling expenses decreased 13.7% in 1Q19 compared to 1Q18, mainly due to decreased advertising and promotion expenses due to budget adjustments, partially offset by an increase in personnel expenses.

15

EBITDA Reconciliation:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	1Q19	1Q18	Var %.
Net Income	30.1	29.8	1.0%
+ Income tax expense	12.5	13.2	-5.3%
- Finance income	-0.3	-0.3	0.0%
+ Finance costs	19.5	19.4	0.5%
+/- Net (loss) from the valuation of trading derivative financial instruments	1.0	-	N/R
+/- Net (loss) gain from exchange rate	-0.2	0.5	N/R
+ Depreciation and Amortization	32.0	31.7	0.9%
Consolidated adjusted EBITDA	93.6	94.3	-0.7%
EBITDA from Salsud *	0.4	0.4	0.0%
Cement EBITDA	94.0	94.7	-0.7%

* Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and whose assets were written-off in 4Q17.

Consolidated EBITDA in 1Q19 remained in line with 1Q18, despite increased sales volume of cement and concrete, mainly due to higher production costs due to planned preventive maintenance of the main kiln in Pacasmayo, and high cement prices in 1Q18.

Cash and Debt Position:

Cash:

Consolidated Cash

(in millions of Soles S/)

As of March 31, 2019, the Company’s cash position was S/ 13.6 million (US$ 4.1 million), held mainly in the Company’s bank accounts, of which US$1.1 million are denominated in US dollars and the remainder in Soles

16

Debt Position:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Indebtedness	73.3	-	400.7	570.0	1,044.0
Future interest payments	59.2	116.5	96.9	251.4	524.0
Total	132.5	116.5	497.5	821.4	1,567.9

As of March 31, 2019, the Company’s total outstanding debt reached S/ 1,080.1 million (US$325.4 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuance of the local bond issued in January, 2019 and a short-term loan.

As of March 31, 2019, the Company maintains cross currency swap hedging agreements in the amount of US$150 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt is S/ 1,044.0 million (US$ 314.6 million).

As of March 31, 2019, Net Adjusted Debt/EBITDA ratio was 2.8x

Capex

Capex

(in millions of Soles S/)

As of March 31, 2019, the Company invested S/6.8 million (US$2.0 million), allocated to the following projects:

Projects	3M19
Piura Plant	0.4
Pacasmayo Plant	4.4
Concrete and aggregates equipment	1.5
Rioja Plant	0.5
Total	6.8

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About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 61 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.318 per US$ 1.00, which was the exchange rate, reported as of March 31, 2019 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

18

Interim condensed Consolidated statement of financial position

As of December 31, 2019 (unaudited) and December 31, 2018 (audited)

Assets	As of mar-19	As of dec-18
Current Assets	S/(000)	S/(000)
Cash and cash equivalents	13,642	49,067
Trade and other receivables	102,528	99,724
Income tax prepayments	46,823	36,748
Inventories	455,995	424,783
Prepayments	17,087	5,765
Total current assets	636,075	616,087

	As of mar-19	As of dec-18
Non-current assets	S/(000)	S/(000)
Other receivables	3,866	4,532
Derivate financial instruments	2,143	12,268
Prepayments	294	342
Financial instruments designated at fair value through other comprehensive income	18,581	26,883
Property, plant and equipment	2,129,452	2,152,724
Intangible assets	40,623	40,881
Goodwill	4,459	6,325
Riht of use assets	135	-
Deferred income tax assets	4,380	3,098
Other assets	95	105
Total non-current assets	2,204,028	2,247,158
Total assets	2,840,103	2,863,245

Liabilities and equity	As of mar-19	As of dec-18
Current liabilities	S/(000)	S/(000)
Trade and other payables	149,800	151,320
Interest bearing loans and borrowings	73,338	60,822
Provisions	1,980	46,453
Total current liabilities	225,118	258,595

	As of mar-19	As of dec-18
Non-current liabilities	S/(000)	S/(000)
Interest-bearing loans and borrowings	1,003,185	1,022,555
Lease liabilities	148	-
Other non-current provisions	5,764	5,377
Deferred income tax liabilities	129,838	125,355
Total non-current liabilities	1,138,935	1,153,287

Total liabilities	1,364,053	1,411,882
0
Equity	As of mar-19	As of dec-18
	S/(000)	S/(000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	171,371	168,356
Other reserves	-17,389	-11,946
Retained earnings	546,400	519,285

Total equity	1,476,050	1,451,363

Total liabilities and equity	2,840,103	2,863,245

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Interim condensed consolidated statements of profit or loss

For the three-month periods ended March 31, 2019 and 2018 (both unaudited)

	1Q19	1Q18
	S/(000)	S/(000)
Sales of goods	312,998	315,251
Cost of sales	(201,180)	(194,843)
Gross profit	111,818	120,408

Operating expenses
Administrative expenses	(41,026)	(41,921)
Selling and distribution expenses	(10,126)	(11,738)
Other operating income (expenses), net	933	(4,148)
Total operating expenses , net	(50,219)	(57,807)

Operating profit	61,599	62,601

Other income (expenses)
Finance income	347	347
Finance costs	(19,482)	(19,404)
Net (loss) gain from exchange difference	(994)	-
Net gain (loss) from exchange rate	1,153	(538)
Total other expenses, net	(18,976)	(19,595)

Profit before income tax	42,623	43,006

Income tax expense	(12,478)	(13,214)
Profit for the period	30,145	29,792

Attributable to:
Equity holders of the parent	30,145	29,809
Non-controlling interests	-	(17)
Net income	30,145	29,792

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.07	0.07

20

Interim condensed consolidated statements of changes in equity

For the three month periods ended March 31, 2019 and 2018 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid- in capital S/(000)	Legal reserve S/(000)	Unrealized gain (loss) on available-for- sale investments S/(000)	Unrealized gain on cash flow hedge S/(000)	Retained earnings S/(000)	Total S/(000)	Non-controlling interests S/(000)	Total equity S/(000)

Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	29,809	29,809	(17)	29,792
Other comprehensive income	-	-	-	-	-	4,002	(3,213)	-	789	-	789
Total comprehensive income	-	-	-	-	-	4,002	(3,213)	29,809	30,598	(17)	30,581

Appropriation of legal reserve	-	-	-	-	2,981	-	-	(2,981)	-	-	-

Balance as of March 31, 2018	423,868	40,279	(119,005)	432,779	163,667	4,002	(46,912)	638,480	1,537,158	131	1,537,289

Balance as of December 31th, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363

Change in accounting policy	-	-	-	-	-	-	-	(15)	(15)	-	(15)

Balance as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,270	1,451,348	-	1,451,348

Profit for the year	-	-	-	-	-	-	-	30,145	30,145	-	30,145
Other comprehensive income	-	-	-	-	-	(5,853)	410	-	(5,443)	-	(5,443)

Total comprehensive income	-	-	-	-	-	(5,853)	410	30,145	24,702	-	24,702

Appropriation of legal reserve	-	-	-	-	3,015	-	-	(3,015)	-	-	-

Balance as of March 31, 2019	423,868	40,279	(121,258)	432,779	171,371	(1,851)	(15,538)	546,400	1,476,050	-	1,476,050

21

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 29, 2019